Exhibit 21.1

Subsidiaries of Pope & Talbot, Inc. (the Registrant)

Name of Corporation	State or Other Jurisdiction of Incorporation
1) Pope & Talbot Ltd.	Canada Business Corporations Act

2) Mackenzie Pulp Land Ltd.	British Columbia

3) P&T LFP Investment Ltd. Partnership	British Columbia

4) Pope & Talbot Spearfish Ltd. Partnership	South Dakota

5) Penn Timber, Inc.	Oregon

6) Pope & Talbot Relocation Services, Inc.	Oregon

7) P&T Power Company	Oregon

8) Pope & Talbot Pulp Sales U.S., Inc.	Delaware

9) Pope & Talbot Pulp Sales Europe, LLC	Belgium

10) Pope & Talbot Lumber Sales, Inc.	Delaware

11) Halsey Cl02 Limited Partnership	Oregon

12) P&T Funding Ltd.	British Columbia

13) P&T Finance One Limited Partnership	British Columbia

14) P&T Finance Two Limited Partnership	British Columbia

15) P&T Factoring Limited Partnership	British Columbia

16) P&T Finance Three LLC	Oregon

All subsidiaries of the registrant do business under the name of the corporation.